On June 12, 2018, Nasdaq Listing Qualifications staff (Staff) notified Liberty Tax Inc. (Company) that it determined to delist the Company based on Rule 5250(c). On June 19, 2018, the Company exercised its right to appeal the Staff's determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on June 19, 2018. On July 31, 2018, the Panel issued a decision to delist the Companys securities. On August 15, 2018, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On October 18, 2018, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On November 7, 2018, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).